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                              February 1, 2024

       Eric Swider
       Chief Executive Officer
       Digital World Acquisition Corp.
       3109 Grand Ave., #450
       Miami, FL 33133

                                                        Re: Digital World
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed January 22,
2024
                                                            File No. 333-264965

       Dear Eric Swider:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 8, 2024 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Cover page

   1. We note that you intend to rely on the controlled company exemption under the Nasdaq corporate governance
standards. Please revise to highlight your reliance on the exemption and provide a
cross-reference to the related risk factor disclosure.
       Background of the Business Combination
       Timeline of the Business Combination Post-IPO Negotiations, page 180

   2. We note your response to our prior comment 1. We further note your statement on page
                                                        190 that "the SPAs with
the remaining PIPE Investors were terminated in full as the
                                                        requirement that the
resale registration statement be declared effective prior to Closing
                                                        (the    Effective
Registration Closing Condition   ) could not be fulfilled based on
                                                        correspondence from the
staff of the SEC on August 19, 2022 and August 23, 2022 and
 Eric Swider
Digital World Acquisition Corp.
February 1, 2024
Page 2
         such remaining PIPE Investors were not willing to waive the Effective Registration
         Closing Condition." Please revise to make clear that because the closing conditions in the
         SPAs requiring that the privately-placed shares be registered for resale prior to the closing of the business combination were not consistent with the requirements of Section 5 of the
         Securities Act of 1933, the parties were unable to satisfy the closing conditions.
The Board   s Reasons for Approval of the Business Combination, page 190

3. We note your response to our prior comment 5. It is unclear how "assisting the board with its comparative analysis of companies similar to TMTG for the purposes of benchmarking a valuation range in connection with financial due diligence" falls outside the definition of a report, opinion, or appraisal as described in Item 1015(b) of Regulation M-A, as the form of the report's delivery, whether written or oral, and the intention of the parties do not constitute dispositive factors as to whether the parties received a third-party report, opinion, or appraisal materially related to the transaction. Given that the comparative analysis was provided to the board in connection with its updated due diligence, it appears to be material to the transaction. As such, please revise your disclosure to provide the information required by Item 1015(b) of Regulation M-A.
Information About TMTG
About Trump Media & Technology Group, page 236

4. We note your response to our prior comment 9. To provide context to your disclosures regarding cumulative signups for Truth Social, please disclose the number of signups for the periods presented.
Executive and Director Compensation of TMTG, page 304

5. Please provide updated executive compensation information for the 2023 fiscal year.
         Refer to Item 402(m) of Regulation S-K.
Note 7. Net Sales-Related Party, Related Party Receivable and Payable, page
FF-29

6. We note in your revised disclosures provided in response to prior comment 14 that
       "TMTG did not provide any services in connection with such assigned sales." We also note that the related party assigned earnings to TMTG from his public appearances. We are unclear how assigned earnings without rendering services is revenue. Please refer to
       the core principle in ASC 606-10-5-3 and identify for us the Company   s
customer.
FirstName LastNameEric Swider
       Describe the terms of the customer contract including your performance obligations and
Comapany     NameDigital
       the transaction     World
                        price.    Acquisition
                               Also, tell us whyCorp.
                                                 the assigned earnings from the
related party
       are1,not,
February     2024in substance,
                    Page 2     a capital contribution.
FirstName LastName
 Eric Swider
FirstName LastNameEric
Digital World AcquisitionSwider
                         Corp.
Comapany1,NameDigital
February    2024        World Acquisition Corp.
February
Page  3 1, 2024 Page 3
FirstName LastName
Note 8. Convertible Promissory Notes, page FF-30

7. We note your revised disclosures in response to prior comment 15. Regarding Convertible
         Promissory Notes 1 to 7, please expand your disclosure to explain the terms and conditions of the automatic discounted share-settlement feature and how the other scenarios (i.e., IPO, PE, or change of control) trigger an automatic discounted share-
         settlement feature that result in a variable number of shares of Company stock to be issued to the Lender upon conversion of the Notes.
        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Brandon J. Bortner